Exhibit 99.1

EXHIBIT A-1

VOTING AND NON-COMPETITION AGREEMENT

This Voting and Non-Competition Agreement (this “Agreement”) is entered into as of this 26th day of April, 2016, by and between Pacific Continental Corporation, an Oregon corporation (“PCC”) and the undersigned [officer/director] (the “[Officer/Director]”) of Foundation Bancorp, Inc., a Washington corporation (“Foundation Bancorp”), and Foundation Bank, a Washington state-chartered bank (the “Bank”).

RECITALS

A. Effective as of the date of this Agreement, Foundation Bancorp, the Bank, PCC and Pacific Continental Bank, an Oregon state-chartered bank (“PCB”), have entered into an Agreement and Plan of Merger (as the same may be amended from time to time, the “Merger Agreement”), pursuant to which PCC would acquire Foundation Bancorp by means of a merger of Foundation Bancorp with and into PCC (the “Merger”) on the terms and subject to the conditions set forth in such Merger Agreement.

B. Immediately following the Merger, PCC intends that the Bank shall be merged with and into PCB (the “Bank Merger” and, together with the Merger, the “Mergers”), with PCB the resulting bank.

C. [Officer/Director] is an [officer/director] of Foundation Bancorp and the Bank and, following the Effective Time, will no longer hold such position.

D. As a result of [Officer’s/Director’s] holding of such position, he or she is aware of confidential and proprietary business information of Foundation Bancorp and the Bank.

E. The parties hereto recognize and acknowledge the interest of PCC in protecting the business and goodwill associated with Foundation Bancorp and the Bank, and the confidential and proprietary information of Foundation Bancorp and the Bank following the Merger, by having [Officer/Director] enter into this Agreement.

F. As a condition to its willingness to enter into the Merger Agreement, PCC has required that [Officer/Director], and [Officer/Director] is willing to, execute and deliver this Agreement.

AGREEMENT

In consideration of the mutual premises, and of the representations and warranties, covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereby enter into this Agreement and agree as follows:

1.	Defined Terms.

For purposes of this Agreement, capitalized terms used and not defined herein shall have the respective meanings ascribed to them in the Merger Agreement.

2.	Term.

This Agreement will become legally effective and binding on the date first set forth above and end on the second anniversary of the date of the consummation of the Merger (the “Term”). Notwithstanding the foregoing, in the event that the Merger Agreement is terminated for any reason in accordance with its terms, without the Merger having been consummated, or a change of recommendation of the Foundation Bancorp Board to approve the Merger pursuant to Section 6.5 of the Merger Agreement, this Agreement shall be deemed null and void.

3.	[Officer/Director] Representations and Warranties.

(a) (i) [Officer/Director] owns beneficially (as such term is defined in Rule 13d-3 under the Exchange Act) all of the shares of common stock, $1.00 par value, of Foundation Bancorp (“Foundation Bancorp Common Stock”) and Foundation Bancorp Restricted Stock set forth on Schedule A hereto (the “Original Shares” and, together with any additional shares of Foundation Bancorp Common Stock and Foundation Bancorp Restricted Stock pursuant to Section 7(c) hereof, the “Shares”) and has good and valuable title thereto free and clear of all Liens (other than restrictions on transfer under applicable securities laws), and (ii) except pursuant hereto, there are no options, warrants or other rights, agreements, arrangements or commitments of any character to which [Officer/Director] is a party relating to the pledge, disposition or voting of any of the Original Shares, and there are no voting trusts or similar agreements with respect to the Original Shares restricting or otherwise relating to the voting of such Shares.

(b) [Officer/Director] does not beneficially own any shares of capital stock or voting securities of Foundation Bancorp or securities of Foundation Bancorp convertible into or exchangeable for shares of capital stock or voting securities of Foundation Bancorp other than (i) the Original Shares and (ii) the shares of Foundation Bancorp Restricted Stock acquired pursuant to the Foundation Bancorp Stock Plan set forth on Schedule A hereto.

(c) [Officer/Director] has sole voting power, sole power of disposition and sole power to agree to all of the matters set forth in this Agreement, with no limitations, qualifications or restrictions on such rights, subject to applicable federal securities laws, community property laws and the terms of this Agreement.

(d) [Officer/Director] has all requisite power, authority and legal capacity to execute and deliver this Agreement and to perform his or her obligations hereunder. The execution, delivery and performance of this Agreement by the [Officer/Director] hereunder and the consummation by such [Officer/Director] of the transactions contemplated hereby have been duly and validly authorized by such [Officer/Director]. This Agreement has been duly and validly executed and delivered by such [Officer/Director] and, assuming due authorization, execution and delivery by PCC, constitutes a legal, valid and binding obligation of the [Officer/Director], enforceable against such [Officer/Director] in accordance with its terms, except as enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally.

(e) The execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby do not and will not (1) constitute or result in a breach or violation of, a default (or event which, with notice or lapse of time or both, would become a default) under, give to any Person any rights of termination, amendment, acceleration or cancellation of, or result in the creation of any Lien on such property or asset of such [Officer/Director] pursuant to any agreement, indenture, instrument, law, rule or regulation, judgment, decree, order, governmental permit, writ, injunction, or applicable license, to which such [Officer/Director] is a party or by which such [Officer/Director] or any property or asset of such [Officer/Director] is bound or affected, or (2) require any permit, authorization, consent or approval under any such law, rule, regulation, judgment, decree, order, governmental permit or license, agreement, indenture or instrument.

(f) If [Officer/Director] is married on the date of this Agreement, [Officer’s/Director’s] spouse shall execute and deliver to PCC a consent of spouse in the form of Exhibit A hereto (“Consent of Spouse”), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse any rights in such [Officer’s/Director’s] Shares that do not otherwise exist by operation of law or the agreement of the parties. If [Officer/Director] should marry or remarry subsequent to the date of this Agreement, such [Officer/Director] shall within five (5) days thereafter obtain his/her new spouse’s acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse to execute and deliver a Consent of Spouse acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

4.	Non-Competition.

[Officer/Director] hereby agrees that, during the Term, [Officer/Director] will not, directly or indirectly, become a director, officer, employee, shareholder, principal, agent, consultant, advisor or independent contractor of, or render any services to, (a) any federal or state-chartered bank, insured depository institution, trust company, credit union, industrial bank, industrial loan company, savings bank, savings and loan association, or parent holding company of any such institution or company, which has a branch office, loan production office or other office or facility in the State of Washington, or (b) any other entity whose business in the State of Washington competes with the depository, lending or other business activities of Foundation Bancorp or PCC or their respective subsidiaries (in each case under clause (a) or (b) of this Section 4, and for purposes of this Agreement, a “Competing Business”); provided, that this Section 4 shall not prohibit (i) [Officer/Director] from (1) owning up to five percent (5%) of (x) the outstanding capital stock of any such entity that is a Competing Business if such capital stock is publicly traded, or (y) the principal amount of a series of outstanding bonds or other debt instruments issued by a Competing Business if such bonds or other debt instruments are publicly traded, and, if such bonds or other debt instruments are convertible into any class or series of capital stock of such Competing Business, they do not (when considered collectively with any capital stock of the issuer owned by [Officer/Director]) exceed five percent (5%) of the issuer’s outstanding capital stock on an as-converted basis, or (2) (A) in the event the [Officer/Director] is a licensed attorney or accountant, from providing legal or accounting services to a Competing Business directly or through his or her firm, (B) acting as an employee or consultant to any nonprofit organization not involved in deposit taking or similar activities or primarily engaged in commercial lending, or (C) for the avoidance of doubt, utilizing the services of any Competing Business, (ii) [Officer/Director] from serving as a director, officer, employee, shareholder, partner, principal, agent, consultant, advisor or independent contractor of Castle Creek Capital or any of its Affiliates, general partners, investment advisors, or portfolio companies, or (iii) Castle Creek Capital or any of its Affiliates, general partners, investment advisors, directors, officers, employees, or principals or any of their respective Affiliates acquiring or holding, for investment purposes only, less than thirty-three percent (33%) of the outstanding equity of any bank holding company (whether or not in the State of Washington).

5.	Non-Solicitation.

(a) For purposes of this Agreement, “Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls is controlled by or is under common control with such first Person.

(b) For purposes of this Agreement, the term “Customer” is a person or entity who: (i) is a customer of Foundation Bancorp or PCC (or their respective Subsidiaries or Affiliates) as of the date of this Agreement; or (ii) becomes a customer of Foundation Bancorp or PCC (or their respective Subsidiaries or Affiliates) prior to the Effective Time.

(c) For purposes of this Agreement, the term “Employee” is a person who: (i) is an employee of Foundation Bancorp or PCC (or their respective Subsidiaries or Affiliates) as of the date of this Agreement; or (ii) becomes an employee of Foundation Bancorp or PCC (or their respective Subsidiaries or Affiliates) prior to the Effective Time.

(d) Subject to Section 5(e) below, and except as may be consented to in writing by PCC, during the Term, [Officer/Director] shall not, directly or indirectly: (i) solicit, entice, influence, divert or otherwise contact any Customer or assist anyone in the solicitation, enticement, influencing, diversion or contacting of any Customer, for the purpose of causing, encouraging, or attempting to cause or encourage such Customer to divert its current, ongoing or future business from Foundation Bancorp or PCC (or their respective Subsidiaries or Affiliates), to reduce or refrain from doing any business with PCC or its Subsidiaries or Affiliates, or to transact business with any other entity that is a Competing Business; (ii) employ or assist in employing any Employee to perform services for any Competing Business; (iii) solicit any Employee to leave his or her employment with Foundation Bancorp or PCC or their respective Subsidiaries or Affiliates; (iv) make any oral or written statement, comment or other communication (electronic or otherwise) that impugns, disparages or maligns the reputation, ethics, competency, morality or qualifications of Foundation Bancorp or PCC or any of their Affiliates, Subsidiaries, current or former directors, executive officers or Employees; or (v) agree to undertake any activity set forth in Section 5(d)(i) through 5(d)(iv).

(e) The restrictions in Section 5(d) with respect to Employees shall not apply to: (i) general solicitations of employment through employment advertisements that are placed in publications of general circulation or in trade journals or posted on the internet; (ii) contacts initiated by an Employee without prior contact from [Officer/Director]; (iii) contacts initiated by an Employee or by [Officer/Director] with respect to an Employee who has terminated his or her employment relationship with Foundation Bancorp or PCC after his or her termination; or (iv) any portfolio companies of Castle Creek Capital or any of its Affiliates, general partners, or investment advisors. The restrictions in Section 5(d) with respect to Customers shall not apply to: (i) general solicitations of banking services through advertisements that are placed in publications of general circulation or in trade journals or posted on the internet; (ii) contacts initiated by a Customer without prior contact from [Officer/Director]; (iii) contacts initiated by a Customer or by [Officer/Director] with respect to a Customer who has terminated his or her banking relationship with Foundation Bancorp or PCC after such termination; or (iv) any portfolio companies of Castle Creek Capital or any of its Affiliates, general partners, or investment advisors.

6.	Confidentiality.

(a) For purposes of this Agreement, “Proprietary Information” shall mean any of the information of Foundation Bancorp (or its Subsidiaries or Affiliates) that relates to the business of Foundation Bancorp (or its Subsidiaries or Affiliates) and has not previously been publicly released by Foundation Bancorp (or its Subsidiaries or Affiliates), and shall include, but shall not be limited to, information encompassed in all marketing, business and strategic plans, trade secrets, financial information, fees, pricing information, customer and client lists and relationships between Foundation Bancorp (and its Subsidiaries and Affiliates) and its Customers and clients and others who have business dealings with Foundation Bancorp (or its Subsidiaries or Affiliates).

(b) [Officer/Director] hereby agrees to maintain the confidentiality of all Proprietary Information that has been disclosed to or has become known by [Officer/Director] in the course of his or her service as a [Officer/Director] of Foundation Bancorp or the Bank. [Officer/Director] shall not, without prior written authorization from PCC, use for [Officer’s/Director’s] benefit or purposes, nor disclose to others, any Proprietary Information. The prohibitions in this Section 6(b) shall not apply to any Proprietary Information after such Proprietary Information has been voluntarily disclosed to the public by PCC, independently developed and disclosed by others, or otherwise enters the public domain other than through a breach by [Officer/Director] of the terms hereof or a breach by another Person of their non-disclosure obligations, and shall not restrict any disclosure required by law or in connection with any administrative, regulatory or judicial proceedings.

7.	Voting.

(a) [Officer/Director] hereby agrees, in his or her individual capacity as a shareholder, and not in the capacity of an [officer/director] of Foundation Bancorp, during the term of this Agreement, to vote and to cause any holder of record of Shares to vote or execute a written consent or consents if shareholders of Foundation Bancorp are requested to vote their shares through the execution of an action by written consent in lieu of any such annual or special meeting of shareholders of Foundation Bancorp: (i) in favor of the Merger and the Merger Agreement, at every meeting (or in connection with any action by written consent) of the shareholders of Foundation Bancorp at which such matters are considered and at every adjournment or postponement thereof; or (ii) against (1) any Acquisition Proposal, (2) any action, proposal, transaction or agreement which could reasonably be expected to result in a breach of any covenant, representation or warranty or any other obligation or agreement of Foundation Bancorp or the Bank under the Merger Agreement or of [Officer/Director] under this Agreement and (3) any action, proposal, transaction or agreement that could reasonably be expected to impede, interfere with, delay, discourage, adversely affect or inhibit the timely consummation of the Merger or the fulfillment of PCC’s, PCB’s, Foundation Bancorp’s or the Bank’s conditions under the Merger Agreement, unless, in the case of (i) or (ii), (x) the Foundation Bancorp Board shall have effected a change in recommendation under Section 6.5 of the Merger Agreement or terminated the Merger Agreement, or (y) the Foundation Bancorp Meeting shall have concluded with the vote contemplated by the Merger Agreement having been taken.

(b) Until the earliest of the Effective Date, the termination of the Merger Agreement, or a change of recommendation under Section 6.5 of the Merger Agreement, [Officer/Director] will not sell, permit any Lien to be created with respect to, or grant any proxy or other voting rights in respect of (other than the proxy and power of attorney granted hereunder), the Shares.

(c) [Officer/Director] hereby agrees, in his or her individual capacity as a shareholder and not in the capacity of an [officer/director] of Foundation Bancorp, that between the date hereof and the earliest of the Effective Date, the termination of the Merger Agreement, or a change of recommendation under Section 6.5 of the Merger Agreement, he or she shall not, directly or indirectly, initiate contact with any person or entity in an effort to solicit any Acquisition Proposal. [Nothing in this Agreement shall be interpreted to prevent Director from entertaining or considering proposals for Acquisition Proposals in the good faith exercise of Director’s fiduciary duties to Foundation Bancorp or its shareholders as permitted by the Merger Agreement. The undertaking in this Agreement of each Director to vote his or her respective shares of Foundation Bancorp Common Stock in favor of the principal terms of the Merger Agreement relates solely to such Director’s separate interests as shareholders and not in any way to his or her position as a director of Foundation Bancorp.]

(d) [Officer/Director] agrees that all shares of Foundation Bancorp Common Stock or Foundation Bancorp Restricted Stock that [Officer/Director] purchases, acquires the right to vote or otherwise acquires beneficial ownership (as defined in Rule 13d-3 under the Exchange Act) after the execution of this Agreement, including without limitation, by purchase, as a result of a stock dividend, stock split, recapitalization, combination, reclassification, exchange or change of such Foundation Bancorp Common Stock or Foundation Bancorp Restricted Stock, or upon exercise or conversion of any other securities, shall be subject to the terms of this Agreement and shall constitute Shares for all purposes of this Agreement.

8.	Miscellaneous.

(a) Entire Agreement; Amendment. The obligations of [Officer/Director] set forth in this Agreement shall not be effective or binding upon [Officer/Director] until after such time as the Merger Agreement is executed and delivered by Foundation Bancorp, the Bank, PCC and PCB, and this Agreement supersedes all prior agreements, written or oral, between the parties hereto with respect to the subject matter hereof and contains the entire agreement between the parties with respect to the subject matter hereof. This Agreement may not be amended, modified or supplemented in any manner, except by an instrument in writing signed by all of the parties hereto.

(b) Waiver. No failure or delay of any party in exercising any right or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any such right or power, or any abandonment or discontinuance of steps to enforce such right or power, or any course of conduct, preclude any other or further exercise thereof or the exercise of any other right or power. The rights and remedies of the parties hereunder are cumulative and are not exclusive of any rights or remedies which they would otherwise have hereunder. Any agreement on the part of a party to any such waiver shall be valid only if set forth in a written instrument executed and delivered by such party.

(c) Specific Performance and Other Equitable Remedies. The parties acknowledge that the type and period of restriction imposed in Section 4 and Section 5 above are fair and reasonable and are reasonably required for the protection of PCC and Foundation Bancorp and of the goodwill associated with the business of Foundation Bancorp. [Officer/Director] acknowledges that PCC would not have entered into the Merger Agreement unless [Officer/Director] had, among other things, entered into this Agreement. In the event PCC considers [Officer/

Director] or [Officer/Director] considers PCC to be in material breach of any obligation under this Agreement, the party asserting the breach shall provide to the other party written notice of the acts or omissions that are deemed to be in breach. The party allegedly in breach will then have ten (10) days to cure that claimed breach and provide written documentation as to the cure. No legal action can proceed until notice has been given and the opportunity to cure has elapsed. In addition to any other rights and remedies PCC may have if [Officer/Director] violates this Agreement, [Officer/Director] agrees that a breach by [Officer/Director] of his or her covenants set forth in this Agreement is likely to cause Foundation Bancorp, and PCC as its successor, irreparable injury and damage, and [Officer/Director] hereby expressly agrees that Foundation Bancorp, and PCC as its successor, shall be entitled to seek the remedies of injunction, specific performance and other equitable relief to prevent a breach of this Agreement by [Officer/Director]. Each of the parties further waives (i) any defense in any action for specific performance that a remedy at law would be adequate and (ii) any requirement under any law to post security as a prerequisite to obtaining equitable relief. This provision shall not be construed as a waiver of any of the remedies which Foundation Bancorp or PCC may have for damages or otherwise.

(d) Governing Law. This Agreement and all disputes and controversies arising out of or relating to this Agreement or the transactions contemplated hereby shall be governed by and subject to the applicable federal banking laws of the United States of America and, to the extent state law would apply, rather than such federal laws, to the laws of the State of Oregon (determined without reference to the choice of law provisions thereof).

(e) Construction. It is the intent of the parties hereto that this Agreement shall be enforced to the fullest extent permissible under Oregon law, and, wherever possible, each provision of this Agreement will be interpreted in a manner that will render it effective and valid under Oregon law. If any provision of this Agreement shall be prohibited by or become invalid under applicable law, that provision will be ineffective only to the extent of the prohibition or invalidity without invalidating the remainder of the provision or the remaining provisions of the Agreement. The parties expressly intend and desire that any court holding any provision of this Agreement to be invalid or unenforceable as written substitute a provision that is enforceable and that most fully accomplishes the purpose of the invalid or unenforceable provision and enforce the other provisions of this Agreement. Accordingly, if any provision hereof shall be deemed invalid or unenforceable, this Agreement shall be amended to delete or modify as necessary the invalid or unenforceable provisions to alter the balance of this Agreement to render the same valid and enforceable.

(f) Counterparts. This Agreement may be executed in counterparts, and each such executed counterpart shall be deemed to be an original instrument, but all such executed counterparts together shall constitute but one agreement.

(g) Further Assurances. From time to time, at the request of PCC and without further consideration, [Officer/Director] shall take such further actions, including executing and delivering such additional documents, as may be reasonably deemed by PCC to be necessary or desirable to make effective the transactions contemplated by this Agreement.

(h) Attorneys’ Fees. If any action is instituted to enforce any of the provisions of this Agreement, the prevailing party in such action shall be entitled to recover from the losing party its reasonable attorneys’ fees and expenses.

(i) Headings. The article and section headings in this Agreement are for the convenience of the parties and shall not affect the interpretation of this Agreement.

(j) Assignment. Neither party to this Agreement may assign any of its rights or obligations under this Agreement without the prior written consent of the other party hereto, except that PCC may assign, in its sole discretion, all or any of its rights, interests and obligations hereunder to any of its Affiliates. Any assignment contrary to the provisions of this Section 8(j) shall be null and void. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and permitted assigns.

IN WITNESS WHEREOF, the parties hereto have executed and delivered this Agreement as of the date first written above.

PACIFIC CONTINENTAL CORPORATION

By:

Name:	Roger S. Busse
Title:	Chief Executive Officer

[OFFICER/DIRECTOR]

Name:

SIGNATURE PAGE TO VOTING AND NON-COMPETITION AGREEMENT

SCHEDULE A

                    shares of Common Stock of Foundation Bancorp

                    shares of Foundation Bancorp Restricted Stock

EXHIBIT A

CONSENT OF SPOUSE

I, [                    ], spouse of [                    ], acknowledge that I have read the Voting and Non-Competition Agreement, dated as of April     , 2016, to which this Consent of Spouse is attached as Exhibit A (the “Agreement”), and that I know the contents of the Agreement. I am aware that the Agreement contains provisions regarding the voting and transfer of shares of capital stock of Foundation Bancorp that my spouse may own, including any interest I might have therein.

I hereby agree that my interest, if any, in any shares of capital stock of Foundation Bancorp subject to the Agreement shall be irrevocably bound by the Agreement and further understand and agree that any community property interest I may have in such shares of capital stock of Foundation Bancorp shall be similarly bound by the Agreement.

I am aware that the legal, financial and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right.

Dated: April 26, 2016
[Name of Officer/Director’s Spouse]